FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300

IRVING, TEXAS 75062

TEL: (972) 444-4900

October 27, 2006

Elaine Wolff

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FelCor Lodging Trust Incorporated

Form S-3 Shelf Registration Statement (the “Registration Statement”)

Filed October 20, 2006

File No. 333-138102

Dear Ms. Wolff:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

Should you have any questions, please call the undersigned at (972) 444-4900.
Best regards,

/s/ Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President, Secretary and
General Counsel
cc:	Robert W. Dockery

Allison Navitskas